UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

PIZZA INN, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

725848 10 5
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,760,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,760,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,760,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,760,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,760,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,760,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,760,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,825,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,825,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 725848 10 5

The following statement constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (the "Statement").  Except as specifically amended by this Amendment No. 14, the Statement remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

Item 2.                      Identity and Background

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Mark E. Schwarz and Clinton J. Coleman (together with Mr. Schwarz, NP, NCG and NCM, collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, and Mark E. Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.  The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

                As stated above, Mark E. Schwarz is the managing member of NCG. Clinton J. Coleman is a Vice President of NCM.  The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general partner of NP. The principal business of NP is investing in securities. The principal business address for each of the Reporting Persons is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

                Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors).

                Item 2(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                Item  2(f).  Mark E.  Schwarz and Clinton J. Coleman are citizens of the United States of America.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.                      Source and Amount of Funds

               As of the filing date of this Statement, NP had invested $11,186,141 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

CUSIP NO. 725848 10 5

               As of the filing date of this Statement, Mr. Schwarz had invested $80,653 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Schwarz. Mr. Schwarz also directly owns options exercisable within 60 days from the date hereof into 30,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

               As of the filing date of this Statement, Mr. Coleman had invested $48,268 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Coleman.

Items 5(a) (b) and (c) are hereby amended in their entirety to read as follows:

Item 5.                      Interest in Securities of the Issuer

               Item 5(a). The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 9,499,417 shares of Common Stock outstanding as of May 7, 2008 as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on May 7, 2008.

As of the filing date of this Statement, NP beneficially owned 4,760,550 shares of Common Stock, representing approximately 50.1% of the issued and outstanding Common Stock.

NCM, as the general partner of NP, may be deemed to beneficially own the 4,760,550 shares of Common Stock beneficially owned by NP, representing approximately 50.1% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 4,760,550 shares of Common Stock beneficially owned by NP, representing approximately 50.1% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 4,760,550 shares of Common Stock beneficially owned by NP, representing approximately 50.1% of the issued and outstanding Common Stock.  In addition, Mr. Schwarz directly owns 35,000 shares of Common Stock and 30,000 shares of Common Stock underlying currently exercisable stock options, which, together with the Common Stock held by NP, represents approximately 50.6% of the issued and outstanding Common Stock.

Mr. Coleman directly owns 20,000 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

Item 5(b). By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the 4,760,550 shares of Common Stock, or 50.1% of the issued and outstanding shares of Common Stock, beneficially owned by NP.  Mr. Schwarz has the sole power to vote and to dispose of the 35,000 shares of Common Stock he holds directly and the 30,000 shares of Common Stock underlying his currently exercisable stock options, which, together with the Common Stock held by NP, represents approximately 50.6% of the issued and outstanding Common Stock.  Mr. Coleman has the sole power to vote and dispose of the 20,000 shares of Common Stock held by Mr. Coleman, representing less than 1% of the issued and outstanding Common Stock.

CUSIP NO. 725848 10 5

Item 5(c).   The transactions by the Reporting Persons in the Issuer’s securities during the last sixty days are as follows:

Mark E. Schwarz

Transaction Date	Buy/Sell*	Quantity (Shares)*	Price per Share ($)*

6/17/08	Buy	20,000	$2.31

Clinton J. Coleman

Transaction Date	Buy/Sell*	Quantity (Shares)*	Price per Share ($)*

6/24/08	Buy	257	$2.37
6/24/08	Buy	1,000	$2.38
6/24/08	Buy	3,900	$2.37
6/24/08	Buy	5,000	$2.32
6/26/08	Buy	1,100	$2.46
6/27/08	Buy	6,643	$2.46
6/27/08	Buy	2,000	$2.45
6/27/08	Buy	100	$2.41

*	All transactions were effected in the open market.

Item 7 is hereby amended in its entirety to read as follows:

                Item 7.                      Material to be Filed as Exhibits

1.	Joint Filing Agreement dated as of December 11, 2002 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P. and Mark E. Schwarz (previously filed).

2.	Omnibus Agreement dated as of December 6, 2002 by and between Newcastle Partners, L.P. and C. Jeffrey Rogers (previously filed).

3.	Promissory Note dated December 6, 2002 in the aggregate principal amount of $7,373,726.42 made by C. Jeffrey Rogers in favor of Newcastle Partners, L.P. (previously filed).

4.	Pledge Agreement dated December 6, 2002 by and between C. Jeffrey Rogers and Newcastle Partners, L.P. (previously filed).

5.	Agreement by and between Pizza Inn, Inc. and Newcastle Partners, L.P. dated December 18, 2002 (previously filed).

6.
Joint Filing Agreement dated as of December 20, 2002 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., Mark E. Schwarz and Steven J. Pully (previously filed).

CUSIP NO. 725848 10 5

7.	Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated October 27, 2003 (previously filed).

8.
Joint Filing and Solicitation Agreement dated as of October 31, 2003 by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steven J. Pully, Barry M. Barron, Sr. and Robert B. Page (previously filed).

9.	Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated November 7, 2003 (previously filed).

10.	Letter from Newcastle Partners, L.P. to Pizza Inn, Inc. dated November 11, 2003 (previously filed).

11.
Amendment No. 1 to Joint Filing and Solicitation Agreement dated as of November 12, 2003 by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steven J. Pully, Barry M. Barron, Sr., Robert B. Page and Ramon D. Phillips (previously filed).

12.	Letter from Newcastle Partners, L.P. to the Board of Directors of Pizza Inn, Inc. dated December 18, 2003 (previously filed).

13.	Joint Filing Agreement dated as of June 27, 2008 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., Mark E. Schwarz and Clinton J. Coleman.

[Signature Page Follows]

CUSIP NO. 725848 10 5

SIGNATURES

            After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2008	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner
	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Clinton J. Coleman
CLINTON J. COLEMAN

CUSIP NO. 725848 10 5

Exhibit 13

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934,  as amended,  the persons named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule 13D dated  June 27, 2008 (including  amendments  thereto)  with  respect  to the  shares of Common  Stock of Pizza Inn, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 27, 2008	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner
	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Clinton J. Coleman
CLINTON J. COLEMAN